Exhibit 99.5

PRESS RELEASE WWW.CONTINENTALENERGY.COM OTC-BB: CPPXF

Source:  Continental Energy Corporation

Continental Energy Relocates Dallas Office

DALLAS – November 13, 2008 - Continental Energy Corporation (OTCBB: CPPXF) today announced that it has relocated to a new office in Dallas. Effective Monday 17 November 2008 the Company can be contacted at its new location:

Continental Energy Corporation
Suite 200 One Energy Square
4925 Greenville Avenue
Dallas, Texas, 75206, USA
Phone: +1-214-800-5135
Fax:

+1-972-692-5400

On behalf of the Company,

Richard L. McAdoo

President & CEO

About Continental Energy Corporation:

Continental Energy Corporation is a small oil and gas exploration company, focused entirely on making a major oil or gas discovery in Indonesia. For further information, please visit our web site at www.continentalenergy.com.

No securities regulatory authority has either approved or disapproved the contents of this news release.

Certain matters discussed within this press release may be  forward-looking statements within the meaning of the "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995. Although Continental believes the expectations reflected in such forward-looking statements including reserves estimates, production forecasts, feasibility reports and economic evaluations are based on reasonable expectations and assumptions, it can give no assurance that its expectations will be attained. Factors that could cause actual results to differ materially from expectations include financial performance, oil and gas prices, drilling program results, regulatory changes, political risk, terrorism, changes in local or national economic conditions and other risks detailed from time to time in Continental's periodic filings with the US Securities Exchange Commission.

For more information please contact   Chip Langston at 214-800-5135, Suite 200 One Energy Square,  4925 Greenville Ave, Dallas, Texas, 75260